Atacama Minerals Corporation
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.atacama.com

October 11, 2007

07027499

FILE NO: 82-3496

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Press Release dated October 11, 2007

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

ATACAMA MINERALS CORP.

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

Sophia Shane,
Corporate Development

Enc.

cc: Moody's Investors Services

ATACAMA MINERALS CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

ATACAMA RECEIVES APPROVAL FOR NEW POWERLINE TO AGUAS BLANCAS MINE IN NORTHERN CHILE

October 11, 2007... Atacama Minerals Corp. ("Atacama" or the "Company") (TSX Venture: AAM) is pleased to announce that it has received approval from the Regional Environmental Authority of Antofagasta, northern Chile (COREMA), for the construction of a new powerline connecting the Aguas Blancas Mine with the local power grid. The new powerline will extend for 28 kilometers and will cost approximately US$8.2 million including two new substations and a 69 kilovolt transmission line. Construction of the powerline is expected to be completed and operational by the end of the first quarter of 2008.

The new powerline will replace the current system of diesel powered generators at the mine site and provide for a long-term reliable source of energy for future operations.

The Company is currently in the construction phase of a new mechanical agitated leach plant designed to replace the current heap leaching system which will facilitate an increase in production from current levels of approximately 900 tonnes per year iodine to 1,500 tonnes per year iodine. The agitated leach plant is expected to be operational the first quarter of 2008 at an estimated cost of US$25.5 million.

Atacama Minerals Corp. is an industrial minerals company producing iodine from its 100% owned Aguas Blancas mine in the Atacama Desert of northern Chile.

On Behalf of the Board,

Edward F. Posey
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

END